UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ANGIOTECH PHARMACEUTICALS, INC
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

034918102
(CUSIP Number)

David D. McMasters, Esq.
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, BC V6A 1B6, Canada
(604) 221-7676
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 034918102

1.	NAME OF REPORTING PERSON
William L. Hunter

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a)	[ ]
				(b)	[x]

3.	SEC Use Only

4.	SOURCE OF FUNDS
PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2 (e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

		7.	SOLE VOTING POWER
80,396 SHARES(1)

		8.	SHARED VOTING POWER
7,555,023 SHARES(2)

		9.	SOLE DISPOSITIVE POWER
Number Of Shares			80,396 SHARES(1)
Beneficially Owned
By Each Reporting
Person With		10.	SHARED DISPOSITIVE POWER
7,555,023 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
7,635,419 (1)(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 9.0%

14.	TYPE OF REPORTING PERSON
IN

(1)	Solely in his capacity as President and Director of K-Bunny Ventures, LTD, the sole general partner of the Hunter Limited Partnership.

(2)	Consists of 335,360 shares of common stock of the Issuer directly held by the Reporting Person, 4,584,244 shares of common stock of the Issuer directly held by the Reporting Person’s spouse and 2,635,419 options to purchase shares of common stock of the Issuer that have vested or will vest within 60 days from the date of this Schedule 13D.

CUSIP No. 034918102

1.	NAME OF REPORTING PERSON
Cathryn Hunter

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a)	[ ]
				(b)	[x]

3 .	SEC Use Only

4 .	SOURCE OF FUNDS
PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2 (e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

		7.	SOLE VOTING POWER
0 SHARES

		8.	SHARED VOTING POWER
7,555,023 SHARES(1)

		9.	SOLE DISPOSITIVE POWER
Number Of Shares			0 SHARES
Beneficially Owned
By Each Reporting
Person With		10.	SHARED DISPOSITIVE POWER
7,555,023 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
7,555,023 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.9%

14.	TYPE OF REPORTING PERSON
IN

(1)	Consists of 4,584,244 shares of common stock of the Issuer directly held by the Reporting Person, 335,360 shares of common stock of the Issuer directly held by the Reporting Person’s spouse, and 2,635,419 options to purchase shares of common stock of the Issuer directly held by the Reporting Person’s spouse that have vested or will vest within 60 days from the date of this Schedule 13D.

CUSIP No. 034918102

1.	NAME OF REPORTING PERSON
Hunter Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a)	[ ]
				(b)	[x]

3.	SEC Use Only

4.	SOURCE OF FUNDS
WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2 (e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

		7.	SOLE VOTING POWER
80,396 SHARES(1)

		8.	SHARED VOTING POWER
0 SHARES

		9.	SOLE DISPOSITIVE POWER
Number Of Shares			80,396 SHARES(1)
Beneficially Owned
By Each Reporting
Person With		10.	SHARED DISPOSITIVE POWER
0 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
80,396 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14.	TYPE OF REPORTING PERSON
PN

(1) Power is exercised through its sole general partner, K-Bunny Ventures, LTD.

CUSIP No. 034918102

1.	NAME OF REPORTING PERSON
K-Bunny Ventures, LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a)	[ ]
				(b)	[x]

3.	SEC Use Only

4.	SOURCE OF FUNDS
Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2 (e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

		7.	SOLE VOTING POWER
80,396 SHARES(1)(2)

		8.	SHARED VOTING POWER
0 SHARES

		9.	SOLE DISPOSITIVE POWER
Number Of Shares			80,396 SHARES(1)(2)
Beneficially Owned
By Each Reporting
Person With		10.	SHARED DISPOSITIVE POWER
0 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
80,396 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14.	TYPE OF REPORTING PERSON
CO

(1)	Solely in its capacity as the sole general partner of the Hunter Limited Partnership.

(2)	Power is exercised through its President and Director, William L. Hunter.

ITEM 1.

Security and Issuer.

This statement relates to the shares of Common Stock, no par value (the “Shares”), of Angiotech Pharmaceuticals, Inc. (the “Issuer”), with principal executive offices located at 1618 Station Street, Vancouver, B.C. Canada, V6A 1B6.

ITEM 2.

Identity and Background.

(a)

The undersigned hereby files this Schedule 13D Statement on behalf of William L. Hunter (“Mr. Hunter”), Cathryn Hunter (“Mrs. Hunter”), the Hunter Limited Partnership (the “Limited Partnership”) and K-Bunny Ventures, LTD, the general partner of the Limited Partnership (the “General Partner”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)–(c)

Mr. Hunter’s business address is 1618 Station Street, Vancouver, B.C. Canada, V6A 1B6.  Mr. Hunter is the President and Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 1618 Station Street, Vancouver, B.C. Canada, V6A 1B6.

Mrs. Hunter’s business address is c/o Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, B.C. Canada, V6A 1B6.  Mrs. Hunter is the spouse of Mr. Hunter.

The Limited Partnership is organized under the laws of British Columbia, Canada and the address of its principal office is c/o Lawson Lundell LLP, 1600 – 925 Georgia St. W., Vancouver, B.C. Canada, V6C 3L2.  The Limited Partnership is engaged in the business of investment.

The General Partner is organized under the laws of British Columbia, Canada and the address of its principal office is c/o Lawson Lundell LLP, 1600 – 925 Georgia St. W., Vancouver, B.C. Canada, V6C 3L2. The General Partner is engaged in the business of investment.

(d)

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. and Mrs. Hunter are each citizens of Canada.

ITEM 3.

Source and Amount of Funds or Other Consideration.

Mr. Hunter has acquired 335,360 Shares.  Cost information with respect to these purchases, which occurred prior to December 31, 2007, is not currently available.  In addition, Mr. Hunter was granted options that have vested or which will vest within 60 days of the date of this Schedule 13D to acquire 2,635,419 Shares.  No funds were used to acquire these options.

Mrs. Hunter has acquired 4,609,244 Shares.  Of these, 4,567,144 Shares were acquired by Mrs. Hunter from December 9, 2008 through December 23, 2008 for $752,530.63 from her personal funds. Cost information with respect to Shares acquired prior to December 9, 2008 is not currently available.

The Limited Partnership has acquired 80,396 Shares.  Cost information with respect to these purchases, which occurred prior to December 31, 2002, is not currently available.

ITEM 4.

Purpose of Transaction.

The Reporting Persons acquired the Shares reported herein for investment purposes.  The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions in the Shares or other securities of the Issuer.

Whether the Reporting Persons acquire any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon their continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer’s and the Reporting Persons’ particular business and prospects, other business investment opportunities available to them, economic conditions, stock market conditions, money market conditions, the availability and nature of opportunities to dispose of their interests in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements.  The Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under their control.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.

Interest in Securities of the Issuer.

(a)

Percentage interest calculations set forth in this Item 5 are based upon the Issuer having 85,121,983 total outstanding Shares as of December 28, 2008.

The aggregate number of Shares that Mr. Hunter beneficially owns, pursuant to Rule 13d-3 under the Act, is 7,635,419 Shares. This number consists of 335,360 Shares held directly by Mr. Hunter, 4,584,244 Shares held by Mrs. Hunter that Mr. Hunter may be deemed to beneficially own, 80,396 Shares held by the Limited Partnership that Mr. Hunter may be deemed to beneficially own in his capacity as President and Director of the General Partner, the sole general partner of the Limited Partnership, and options to purchase 2,635,419 Shares held directly by Mr. Hunter that have vested or will vest within 60 days of the date of this Schedule 13D (including 2,604,168 options that are currently out of the money), which constitutes approximately 9.0% of the outstanding Shares.

The aggregate number of Shares that Mrs. Hunter beneficially owns, pursuant to Rule 13d-3 under the Act, is 7,555,023 Shares. This number consists of 4,584,244 Shares held directly by Mrs. Hunter, 335,360 Shares held by Mr. Hunter that Mrs. Hunter may be deemed to beneficially own, and options to purchase 2,635,419 Shares held by Mr. Hunter that Mrs. Hunter may be deemed to beneficially own that have vested or will vest within 60 days of the date of this Schedule 13D (including 2,604,168 options that are currently out of the money), which constitutes approximately 8.9% of the outstanding Shares.

The aggregate number of Shares that the Limited Partnership beneficially owns, pursuant to Rule 13d-3 under the Act, is 80,396 Shares, which constitutes less than 0.1% of the outstanding Shares.

The aggregate number of Shares that the General Partner beneficially owns, pursuant to Rule 13d-3 under the Act, is 80,396 Shares, solely in its capacity as the sole general partner of the Limited Partner.

(b)

Mr. Hunter has joint power to vote or to direct the vote and to dispose or to direct the disposition of 7,555,023 Shares, and sole power to vote or to direct the vote and to dispose or to direct the disposition of the 80,396 Shares held by the Limited Partnership in his capacity as President and Director of the General Partner.

Mrs. Hunter has joint power to vote or to direct the vote and to dispose or to direct the disposition of 7,555,023 Shares.

The Limited Partnership has sole power to vote or to direct the vote and to dispose or to direct the disposition of 80,396 Shares. Power is exercised through Mr. Hunter, the President and Director of the General Partner, the sole general partner of the Limited Partnership.

(c)

See Schedule 1.

(d)

Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

ITEM 7.

Material to be Filed as Exhibit.

Schedule 1:  Schedule of transactions effected during the past 60 days.

Exhibit A:  Power of Attorney.

Exhibit B:  Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2009	By: /s/ David D. McMasters___
David D. McMasters

Attorney-in-Fact for:

WILLIAM HUNTER(1)

CATHRYN HUNTER(1)

HUNTER LIMITED PARTNERSHIP(1)

K-BUNNY VENTURES, LTD.(1)

(1) A Power of Attorney authorizing David D. McMasters to act on behalf of this person or entity is filed as Exhibit A.

SCHEDULE 1

The following describes all transactions that were effected during the past 60 days by the Reporting Persons, all of which were purchases of Shares of Common Stock unless otherwise noted:

Reporting Persons	Date of Transaction	Type	Number of Shares	Price/Share ($)	Where/How Transaction Effected
William L. Hunter	12/08/2008	Grant	500,000	0	Grant of Stock Option with Tandem SAR(1)
Cathryn Hunter	12/09/2008	Buy	65,000	0.21 (CDN)	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	1,000	0.1685	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	400	0.1688	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	100	0.169	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	1,100	0.1697	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	1,800	0.1698	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	2,100	0.1699	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	289,232	0.17	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	10,103	0.1727	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	2,000	0.173	Open Market/ Broker
Cathryn Hunter	12/09/2008	Buy	2,165	0.174	Open Market/ Broker
Cathryn Hunter	12/10/2008	Buy	7,000	0.21 (CDN)	Open Market/ Broker
Cathryn Hunter	12/10/2008	Buy	237	0.1658	Open Market/ Broker
Cathryn Hunter	12/10/2008	Buy	27,100	0.166	Open Market/ Broker
Cathryn Hunter	12/10/2008	Buy	100	0.1689	Open Market/ Broker
Cathryn Hunter	12/10/2008	Buy	100	0.1695	Open Market/ Broker
Cathryn Hunter	12/10/2008	Buy	400	0.1699	Open Market/ Broker
Cathryn Hunter	12/10/2008	Buy	64,442	0.17	Open Market/ Broker
Cathryn Hunter	12/10/2008	Buy	2,621	0.1725	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	242	0.1696	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	300	0.1697	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	59,458	0.17	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	47,921	0.171	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	14,958	0.172	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	700	0.1702	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	100	0.1721	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	39,300	0.175	Open Market/ Broker
Cathryn Hunter	12/11/2008	Buy	21	0.1789	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	15,400	0.16	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	50,337	0.1622	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	100	0.1632	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	100	0.164	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	44,400	0.1643	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	100	0.1647	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	500	0.1648	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	5,000	0.165	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	100	0.1663	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	100	0.168	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	100	0.1681	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	1,000	0.1692	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	100	0.1699	Open Market/ Broker
Cathryn Hunter	12/12/2008	Buy	145,904	0.17	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	100,000	0.21 (CDN)	Open Market/ Broker

Reporting Persons	Date of Transaction	Type	Number of Shares	Price/Share ($)	Where/How Transaction Effected
Cathryn Hunter	12/15/2008	Buy	100	0.1676	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	100	0.168	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	64	0.1684	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	100	0.1687	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	100	0.1688	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	200	0.1689	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	1,000	0.169	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	100	0.1695	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	10,700	0.1697	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	5,900	0.1698	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	11,100	0.1699	Open Market/ Broker
Cathryn Hunter	12/15/2008	Buy	1,267,284	0.17	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	300	0.1478	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	4,700	0.148	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	500	0.1481	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	3,100	0.1485	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	200	0.1495	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	100	0.1496	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	2,000	0.1497	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	100	0.1498	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	2,300	0.1499	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	116,977	0.15	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	200	0.1501	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	300	0.1541	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	21,673	0.155	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	300	0.156	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	100	0.1563	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	200	0.1565	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	100	0.1566	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	5,000	0.157	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	100	0.1577	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	9,500	0.1578	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	2,400	0.158	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	300	0.1583	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	5,000	0.1584	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	1,700	0.1585	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	400	0.1587	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	7,800	0.1589	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	200	0.1592	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	500	0.1594	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	6,300	0.1595	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	9,900	0.1596	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	5,200	0.1598	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	2,200	0.1599	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	140,627	0.16	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	9,723	0.165	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	5,200	0.171	Open Market/ Broker
Cathryn Hunter	12/17/2008	Buy	6,811	0.172	Open Market/ Broker
Cathryn Hunter	12/18/2008	Buy	100	0.1599	Open Market/ Broker
Cathryn Hunter	12/18/2008	Buy	1,056	0.16	Open Market/ Broker

Reporting Persons	Date of Transaction	Type	Number of Shares	Price/Share ($)	Where/How Transaction Effected
Cathryn Hunter	12/18/2008	Buy	1,500	0.168	Open Market/ Broker
Cathryn Hunter	12/18/2008	Buy	100	0.1694	Open Market/ Broker
Cathryn Hunter	12/18/2008	Buy	100	0.1698	Open Market/ Broker
Cathryn Hunter	12/18/2008	Buy	500	0.1699	Open Market/ Broker
Cathryn Hunter	12/18/2008	Buy	220,275	0.17	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	30,000	0.20 (CDN)	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	38,000	0.21 (CDN)	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	1,858	0.1599	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	6,400	0.16	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	900	0.1647	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	504,455	0.165	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	100	0.1665	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	500	0.168	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	100	0.1681	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	1,500	0.1684	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	200	0.1688	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	100	0.1689	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	1,911	0.169	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	300	0.1692	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	2,784	0.1693	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	1,400	0.1694	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	400	0.1695	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	2,800	0.1697	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	2,000	0.1699	Open Market/ Broker
Cathryn Hunter	12/19/2008	Buy	305,805	0.17	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	100	0.151	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	100	0.1518	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	200	0.1519	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	10,700	0.152	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	72	0.1524	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	100	0.1525	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	200	0.1528	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	100	0.1537	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	100	0.1547	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	800	0.1548	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	13,800	0.1549	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	232,900	0.155	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	900	0.1559	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	1,100	0.156	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	4,200	0.1562	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	300	0.1564	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	2,500	0.1565	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	7,500	0.1566	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	200	0.1567	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	500	0.1568	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	200	0.1569	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	24,100	0.157	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	300	0.1572	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	17,700	0.1575	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	11,500	0.1576	Open Market/ Broker

Reporting Persons	Date of Transaction	Type	Number of Shares	Price/Share ($)	Where/How Transaction Effected
Cathryn Hunter	12/22/2008	Buy	300	0.1577	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	16,200	0.1578	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	7,200	0.1579	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	19,100	0.158	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	15,100	0.1581	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	5,251	0.1582	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	11,300	0.1583	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	7,600	0.1584	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	6,851	0.1585	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	24,000	0.1586	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	43,300	0.1587	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	18,921	0.1588	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	5,200	0.1589	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	53,423	0.159	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	16,149	0.1591	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	300	0.1593	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	6,700	0.1594	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	867	0.1595	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	11,300	0.1596	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	6,151	0.1597	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	6,600	0.1598	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	12,377	0.1599	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	112,438	0.16	Open Market/ Broker
Cathryn Hunter	12/22/2008	Buy	200	0.164	Open Market/ Broker
Cathryn Hunter	12/23/2008	Buy	100	0.159	Open Market/ Broker
Cathryn Hunter	12/23/2008	Buy	3,000	0.1995	Open Market/ Broker
Cathryn Hunter	12/23/2008	Buy	6,100	0.1997	Open Market/ Broker
Cathryn Hunter	12/23/2008	Buy	23,800	0.20	Open Market/ Broker

      (1)         On December 8, 2008, Mr. Hunter received a grant of 500,000 stock options with tandem SARs, which began to vest effective January 1, 2009 in equal installments on a monthly basis until December 1, 2012. Pursuant to Rule 13d-3(d)(1) under the Act, 31,251 Shares into which these options are convertible are included as beneficially owned by the Reporting Persons.

     The options are convertible into an equivalent number of Shares. In the event that Mr. Hunter elects to exercise the tandem SAR, the stock option will be cancelled and Mr. Hunter will be entitled to receive a number of Shares with an aggregate value equal to the product of (a) the excess of the market price of a Share on the date of exercise over the exercise price of the tandem SAR, multiplied by (b) the number of tandem SARs exercised. These options and tandem SARs are exercisable at $0.21 (CDN) per share.

EXHIBIT A

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned (each, a “Grantor” and collectively, the “Grantors”) has made, constituted and appointed, and by these presents does make, constitute and appoint, David D. McMasters, Jay Dent, Patrick Bradley, and David D. Phinney (each, an “Attorney”), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of the Grantors, for and in the Grantors’ name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

1.

To sign on behalf of the Grantors statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto pursuant to Section 13(d) or Section 16 under the Securities Exchange Act of 1934, and a Form ID and any other forms required to be filed or submitted in accordance with Regulation S-T promulgated by the Securities and Exchange Commission in order to file such statements and forms electronically.

2.

To do all such other acts and things as, in such Attorney’s discretion, he or she deems appropriate or desirable for the purpose of filing such statements on Schedule 13D or 13G, Forms 3, 4 and 5, or amendments thereto, or Form ID.

3.

To appoint in writing one or more substitutes who shall have the power to act on behalf of the Grantors as if that substitute or those substitutes shall have been originally appointed Attorney (s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

The Grantors hereby ratify and confirm all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof. This power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or to file reports under Section 13(d) of the Securities Exchange Act of 1934 with respect to the undersigned’s holdings of and transactions in securities issued by Angiotech Pharmaceuticals, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The words Grantor and Attorney shall include all grantors and attorneys under this Power of Attorney.

[Signature page follows]

IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his, her or its signature as of January 2, 2009.

WILLIAM L. HUNTER

/s/ William L. Hunter

CATHRYN HUNTER

/s/ Cathryn Hunter

HUNTER LIMITED PARTNERSHIP

By: Its Sole General Partner

K-BUNNY VENTURES, LTD.

By: /s/ William L. Hunter

Name: William L. Hunter

Title:   President and Director

K-BUNNY VENTURES, LTD.

By: /s/ William L. Hunter

Name: William L. Hunter

Title:   President and Director

EXHIBIT B

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

By:

/s/ David D. McMasters

Name: David D. McMasters

Attorney-in-Fact for:

WILLIAM HUNTER(1)

CATHRYN HUNTER(1)

HUNTER LIMITED PARTNERSHIP(1)

K-BUNNY VENTURES, LTD.(1)

(1) A Power of Attorney authorizing David D. McMasters to act on behalf of this person or entity is filed as Exhibit A.